RINGORANG SUCCESS STORY

INDUSTRY: PUBLIC SERVICE / UTILITY

AUDIENCE: 400+ EMPLOYEES

SETTING: VARIOUS CALL CENTER LOCATIONS

CONTENT TYPE: CUSTOMER CARE / BILLING POLICIES & PROCESSES

COMPANY OVERVIEW

Arizona Public Service Company is the largest electric utility in Arizona, United States, and the principal subsidiary of publicly traded S&P 500-member Pinnacle West Capital Corporation.

BUSINESS CHALLENGE

- APS invested hundred of millions in a new Oracle customer care and billing platform and planned a traditional transition training program.
- Traditional training would cost APS over $600,000 in lost productivity.
- With knowledge retention rates of <10%, over half a million of this investment was at risk of being completely ineffective and noncompliance & customer satisfaction also carried significant financial risk.
- APS needed a system that would work to overcome knowledge loss and mitigate costs and risks by creating sustainable employee behaviors with the new platform.

RINGORANG SOLUTION

- The Ringorang knowledge system leverages proven micro-learning coupled with gamification to deliver knowledge in contextually relevant setting for the learner in a manner that constantly reinforces learning and creating sustainable behavior.
- Ringorang delivered the APS solution in two critical phases to ensure the classroom trainings were measurably effective:
  - 3 months of training through Ringorang knowledge system to verse employees in the new vocabulary of the Oracle system.
  - Post-classroom training to ensure that attitudes, skills and knowledge relating to the new system were retained 2 months following each classroom.

PERFORMANCE IMPACT

- Employees who engaged with the Ringorang knowledge management system for five minutes a day had 49% greater knowledge retention over historical APS benchmarks resulting in a positive financial impact of $300,000 in training and performance effectiveness for this single training initiative.
- Data capture and employee interviews showed participants interacted with the training material 17x per week, collaborated and discussed the material with learning peers more frequently, felt more confident in their performance and had fun.